As filed with the Securities and Exchange Commission on January 9, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2003

Commission file number: 0-30524

Industriförvaltnings AB Kinnevik

(Exact name of Registrant as specified in its charter)

Kinnevik Industrial Management Corporation
(Translation of Registrant’s name into English)

SWEDEN
(Jurisdiction of incorporation or organization)

Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F........

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...... No...X....

PRESS RELEASE

Industriförvaltnings AB Kinnevik announces the following preliminary report dates for 2003:

Earnings Announcement, February 13

Interim report 1, April 25

Interim report 2, August 7

Interim report 3, October 23

Annual General Meeting, May 16

Stockholm January 9th, 2003

INDUSTRIFÖRVALTNINGS AB KINNEVIK

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2003	INDUSTRIFORVALTNINGS AB KINNEVIK By: /s/ Vigo Carlund Name: Vigo Carlund Title: CEO, Industriförvaltnings AB Kinnevik